

August 12, 2022

Catherine Stead
Company Secretary
Rentokil Initial plc
Compass House
Manor Royal
West Sussex RH10 9PY
United Kingdom

> **Re: Rentokil Initial plc**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed July 22, 2022**
> **File No. 333-265455**

Dear Ms. Stead:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4, filed July 22, 2022

Table of Contents, page i

1.   Please revise to include the index to the financial statements.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely..., page 51

2.   We note your response to comment 4. In light of the evolving situation around price increases, please ensure that you continue to update this disclosure to reflect the most recent financial events.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Alternative Indicative Measures, page 264

3.   We note your response to comment 28 stating Ongoing Operating Profit does not reflect
       any adjustments to eliminate your receipt of government wage subsidies in response to the
       COVID-19 pandemic. Please tell us how this complies with Question 100.03 of the
       Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, or revise.

        You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please
contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other
questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Shanu Bajaj